

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Via E-mail
Patrick Rudnick
Chief Financial Officer
Direxion Shares ETF Trust II
1301 Avenue of the Americas (6th Ave), 35th Floor
New York, NY 10019

>   **Re: Direxion Shares ETF Trust II**
>   **Form 10-K for the Fiscal Year Ended June 30, 2014**
>   **Filed September 12, 2015**
>   **File No. 001-36392**

Dear Mr. Rudnick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2014

Item 15. Exhibits and Financial Statement Schedules, page 64

1.   Please amend your Form 10-K for the fiscal year ended June 30, 2014 as well as your subsequent Forms 10-Q for the quarterly periods ended September 30, 2014 and December 31, 2014 to provide the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a). Please note that each principal executive and principal financial officer or persons performing similar functions, at the time of filing of the report must sign a certification. Please also note that the certifications may not be modified, i.e., the registrant name should not be modified to also include reference to the Funds. Refer to Question 104.1 of the Securities Act Sections Compliance and Disclosure Interpretations.

Report of Independent Registered Public Accounting Firm, page 66

2.   Please tell us how your auditors determined it was not necessary to reference the schedule of investments or the financial highlights within their audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant